UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(JULY 7, 2006)

DIVERSINET CORP.

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(Name of Registrant)

2225 Sheppard Avenue East, Suite 1801, Toronto, Ontario M2J 5C2

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(Address of principal executive offices)

1.

Material change report filed in Canada.

2.

Press release announcing completion of $4 million financing and new chairman.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: JULY 7, 2006

BY: /s/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

SECURITIES ACT

MATERIAL CHANGE REPORT

Item 1

Reporting Issuer

Diversinet Corp.

2225 Sheppard Avenue East, Suite 1801

Toronto, Ontario  M2J 5C2

Item 2

Date of Material Change

July 5, 2006

Item 3

Press Release

A press release with respect to the material change described herein was issued on July 6, 2006.

Item 4

Summary of Material Change

Diversinet Corp. (the “Corporation”) announced that it has completed a private placement of 6,680,001 Units of the Company (the “Units”), at U.S.$0.60 per Unit, for gross proceeds of US$4,000,008.  Each Unit is comprised of one common share and one common share purchase warrant.  One half of the warrant will be exercisable to purchase one common share for each whole warrant at a price of U.S.$0.75, the other half warrant at U.S.$0.90, for a period of up to two years from June 30, 2006.

Mr. Albert Wahbe, who subscribed for 4,600,000 units as part of the private placement, joins the Diversinet Corp. board of directors of as chairman, and will also enter into a performance based consulting agreement to provide sales and business development services for Diversinet.  Mr. Wahbe is not acting jointly or in concert with any person in connection with his subscription.

Item 5

Full Description of Material Change

The Corporation announced that it has completed a private placement of 6,680,001 Units at a price of US$0.60 per Unit for gross proceeds of US$4,000,008.  Each Unit is comprised of one common share and one common share purchase warrant.  One half of the warrant will be exercisable to purchase one common share for each whole warrant at a price of U.S.$0.75, the other half warrant at $0.90, for a period of up to two years from June 30, 2006.  See attached press release as Schedule A.

The common shares and the share purchase warrants and the warrant shares forming part of the units may be re-sold in the public markets once a registration statement has been declared effective by the U.S. Securities and Exchange Commission.

The shares were purchased primarily by individuals and institutional investors, and these funds will be used for working capital and general operations. An aggregate of 666,667 units were purchased by a company controlled by a director of Diversinet.  The private placement was approved unanimously by all directors, with the directors who participated in the private placement abstaining.

Diversinet is relying on an exemption from the minority approval and valuation requirements  rules of the Ontario Securities Commission dealing with related party transactions as neither the fair market value of the placement shares or of the consideration for the placement shares issued to persons who may be related parties of Diversinet exceeds 25% of Diversinet Corp.’s market capitalization.

Mr. Wahbe subscribed for 4,600,000 units.  Prior to the completion of this transaction, Mr. Wahbe beneficially owned 0 common shares, representing 0% of all issued and outstanding shares of Diversinet.  As a result of the transaction, Mr. Wahbe, beneficially owned, as of July 4, 2006, a total of 4,600,000 common shares and purchase warrants convertible into 4,600,000 common shares, together representing approximately 25.7% of the issued and outstanding common shares of Diversinet, presuming the exercise of such warrants.

Mr. Wahbe currently has no intention of increasing his ownership in the common shares of Diversinet other than pursuant to exercise of the warrants disclosed therein.  Mr. Wahbe has an office at Diversinet at 2225 Sheppard Avenue East, Suite 1801, Toronto, Ontario M2J 5C2.

Item 6

Reliance on Confidentiality Provisions

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Senior Officers

For further information contact David Hackett, Chief Financial Officer, at (416) 756-2324, extension 275.

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 6th day of July 2006.

DIVERSINET CORP.

Per: /s/ David Hackett

David Hackett, Chief Financial Officer

Diversinet Appoints Global Banking Veteran Albert E. Wahbe as Board Chairman

Company Closes US$4.0 Million Private Placement:

Adds Seasoned Venture Capitalist to Board

TORONTO, Canada, July 6, 2006 –Diversinet Corp. (OTCBB: DVNTF), a leading provider of mobile-enabled personal authentication and security solutions, today announced it has successfully closed US$4.0 million in new funding through a private placement led by Albert E. Wahbe, a former senior executive at Scotiabank, with a US$2.76 million personal investment.  Mr. Wahbe joins the Diversinet Corp. board of directors as chairman, and will provide sales and business development services for Diversinet.

“Mr. Wahbe’s seasoned leadership, as well as his strategic contacts and relationships in the global industry, will be invaluable as Diversinet applies our technology for secure mobile transactions in the financial services, e-commerce and electronic payments sectors,” said Nagy Moustafa, chief executive officer of Diversinet.  “We are fortunate to have such a distinguished and knowledgeable individual taking over as chairman of our board of directors to provide direction and leadership for Diversinet.”

Mr. Wahbe brings to Diversinet his considerable experience and unique perspective on the financial transaction needs of the global commercial and retail banking services.  As Scotiabank executive vice president and group head, Global Transaction Banking, Mr. Wahbe led the global evolution of e-commerce and e-banking for local customers, exporters, importers and multinational business.  As CEO of e-Scotia, Mr. Wahbe successfully led the development of Scotiabank's Internet banking, e-commerce, wireless, telephone banking and smart card technologies.  Mr. Wahbe completed the Harvard Graduate Business School Executive Program in 1998.

“I am very familiar with Diversinet’s technology and look forward to extending the product to new electronic payment platforms such as RFID/EMV contact/contact-less chip cards and other general purpose payment instruments,” said Mr. Wahbe.

Also joining the Diversinet board is Ravi Chiruvolu, an MIT engineer and a Harvard MBA, and a seasoned venture capitalist with experience in working with small cap management teams to increase overall shareholder returns.  “Diversinet, with its strong technical offerings, leveraged sales model, and positioning in the near-term high growth mobile security market, is in a good position to yield positive returns to shareholders over the next 2-3 years.”

Mark Steinman, the current chairman, remains on the board and continues as chairman of the audit committee.  The Diversinet board members are Albert Wahbe, Nagy Moustafa, Ravi Chiruvolu, Mark Steinman, and Jay Wigdale.

Funding will be provided through the sale and issue of 6,680,001 units by way of private placement at U.S.$0.60 per unit for gross proceeds of U.S.$4,008,000.  Each unit is comprised of one common share and one common share purchase warrant.  One half of the warrant will be exercisable to purchase one common share for each whole warrant at a price of U.S.$0.75, the other half warrant at $0.90, for a period of up to two years from June 30, 2006.  The company will use this funding for working capital purposes and general operations.

After completion of the private placement, there are 31,136,785 shares issued and outstanding, and 42,850,174 shares on a fully diluted basis.  The common shares, warrants and warrant shares forming part of the units cannot be re-sold in the public markets until a registration statement has been filed and declared effective by the U.S. Securities and Exchange Commission.  This press release does not represent an offer to buy or to sell any securities.

Albert E. Wahbe subscribed for 4,600,000 units.  Prior to the completion of this transaction, Mr. Wahbe beneficially owned 0 common shares, representing 0% of all issued and outstanding shares of Diversinet.  As a result of this transaction Mr. Wahbe, beneficially owns, as of July 6, 2006, a total of 4,600,000 common shares and purchase warrants convertible into 4,600,000 common shares, together representing approximately 25.7% of the issued and outstanding common shares of Diversinet, presuming the exercise of such warrants.

Mr. Wahbe currently has no intention of increasing his ownership in the common shares of Diversinet other than pursuant to exercise of the warrants disclosed therein.  Mr. Wahbe has an office at Diversinet at 2225 Sheppard Avenue East, Suite 1801, Toronto, Ontario M2J 5C2.

About Diversinet

Diversinet is a leading provider of mobile-enabled personal authentication and security solutions for the wireless world. The company’s software and services protect a user’s identity and provide secure access for new, innovative consumer and business applications using a variety of mobile phones, personal digital assistants (PDAs) and personal computers. Diversinet’s highly scaleable, open mobile security platform enables enterprises and service providers to rapidly develop, deploy and manage next-generation wireless security services that leverage the more than 2.5 billion mobile devices and PCs deployed today. The Diversinet MobiSecure suite of mobile tokens and MASC offerings are available on all intelligent mobile device platforms, including Microsoft, RIM, Symbian, Palm, BREW, and Java-based phones, as well as personal computers running the Windows operating system. For more information about Diversinet Corp. visit www.diversinet.com.

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The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and success of current product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company's filings with the Securities and Exchange Commission.